SCHEDULES TO

RED LION TRANSITION SERVICES AGREEMENT

dated as of [            ], 2015

between

NABORS INDUSTRIES LTD.

And

NABORS RED LION LIMITED

Exhibit I

Services Managers

Position
Navy Services Manager	Sri Valleru, Vice President and Chief Information Officer

Red Lion Services Manager	Steven Carter, Chief Information Officer

Schedule A
Services

NOTES:

•                  Certain Services contemplated herein and intended to be governed by this Agreement are described in further detail in that certain Project Services Agreement by and between Nabors Corporate Services, Inc. (“NCS”) and C&J, including in Annexes 1-10 thereto.

•                  NCS IT Services are listed under ‘NCS IT Services’ column based on the type of service provided for the associated item.

•                  Certain Functional and Business Services to be provided by NCS and/or NCM are listed under ‘Provider of service to NCPS’ and ‘Provider of service to NPS’. If NCPS or NPS is listed in these columns, it indicates that these Function and Business Services will be provided internally by NCPS or NPS and are not part of the Functional and Business Services to be provided by NCS in accordance with the TSA.  In such instances, NCS will provide NCS IT Services in accordance with the TSA.

•                  Unless otherwise specified, all Services are provided to all business unit locations (H.O. and Remote).

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
IT	Access Control	Authentication	MS Active Directory	Microsoft	On-premise	SaaS	NCS	NCS	NCS IT
IT	Access Control	Network Account Management	myRequests	Nabors	On-premise	SaaS	NCS	NCS	NCS IT
IT	Access Control	Systems Access Management	myRequests	Nabors	On-premise	SaaS	NCS	NCS	NCS IT
IT	Common	File/Print	MS & Oracle	Microsoft	On-premise	PaaS	NCS	NCS	NCS IT
IT	Common	Collaboration	Sharepoint 2013	Microsoft	On-premise	SaaS	NCS	NCS	NCS IT
IT	Common	Requests (tickets) management	myRequests	Nabors	On-premise	SaaS	NCS	NCS	NCS IT
IT	Common	Email	Office365	Microsoft	SaaS	SaaS	NCS	NCS	NCS IT
IT	Common	Nabors imaged desktops				PaaS	NCS	NCS	Sourcing, image and the install services. Physical hardware or non-image related additional SW licenses coded directly to BU (NCPS & NPS)
IT	Common	HQ phone services				NCS			Maintain voicemail recording redirecting to new phone number

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
IT	Common	Mobile phones and aircards				IaaS	NCS to provide service NCPS to recover related expenses	NCS to provide service NPS to recover related expenses	Sourcing, image and the install services. Physical hardware or non-image related additional SW licenses and monthly carrier services coded directly to BU (NCPS & NPS)
IT	Common	LAN/WAN Communications, including VSAT support				IaaS	NCS to provide service NCPS to recover related expenses	NCS to provide service NPS to recover related expenses	Sourcing, image and the install services. Physical hardware or non-image related additional SW licenses and monthly carrier services coded directly to BU (NCPS & NPS)
IT/Sales & Marketing	Marketing	Nabors.com				IaaS	NCS	NCS
IT	Applications	Application support for all applications currently supported by NCS IT	Various	Various	Various	IaaS (details for specific application are listed under associated functions)	Various	Various
HR	Recruiting	Requisition Management	Taleo	Oracle	SaaS	SaaS	NCPS	NPS	All charges associated to external job site posting will be charged directly to the BU (NCPS & NPS) Services will end when C&J systems separation occurs (C&J version of the systems are cloned).
HR	Recruiting	Applicant Tracking	Taleo	Oracle	SaaS	SaaS	NCPS	NPS

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
HR	Recruiting	Offer Letter Management	Taleo	Oracle	SaaS	SaaS	NCPS to provide service; NCS to provide offer letter template management or appropriate system access to allow NCPS to report	NPS to provide service; NCS to provide offer letter template management or appropriate system access to allow NCPS to report
HR	Recruiting	Pre-employment screening	Taleo	Oracle	SaaS	SaaS	NCPS; NCS to manage vendors and background check packages	NPS; NCS to manage vendors and background check packages	All third party service charges will be coded/charged directly to the BU (NCPS & NPS)
HR	Employee Management	Employee On-boarding	Employee Portal	Nabors	On-premise	SaaS	NCPS	NPS
HR	Employee Management	Employee Management - Requisition	myWorkfoce - COS	Nabors	On-premise	SaaS	NCPS	NPS
HR	Employee Management	Employee Master Data Management (HR)	HCM - HR	Oracle	On-premise	SaaS	NCPS/NCS	NPS/NCS	Any oracle-based activities, including reports that must be run in Oracle rather than MyWorkforce, need to be provided by NCS
HR	Timetracking and Payroll	Vacation Requests	myPayroll- Vacation Requests	Nabors	On-premise	SaaS	NCPS	NPS
HR	Timetracking and Payroll	Time and Attendance - SGA & Field Support	myPayroll - Timesheets	Nabors	On-premise	SaaS	NCPS	NPS
HR	Timetracking and Payroll	Time and Attendance - Field Services	NFS	Nabors	On-premise	SaaS	NCPS	NPS
HR	Timetracking and Payroll	Payroll Processing	HCM - Payroll	Oracle	On-premise	SaaS	NCS	NCS
HR	Timetracking and Payroll	Grade Rate Table Management for Field Personnel	HCM - HR/Payroll	Oracle	On-premise	SaaS	NCS	NCS
HR	Timetracking and Payroll	Garnishments and court orders	HCM - Payroll	Oracle	On-premise	SaaS	NCS	NCS	NCS Payroll
HR	Timetracking and Payroll	Payroll Tax Reporting and Payments	HCM - Payroll	Oracle	On-premise	SaaS	NCS	NPS	NCS Payroll
HR	Timetracking and Payroll	Payroll Reporting (non-tax)	HCM - Payroll	Oracle	On-premise	SaaS	NCS	NPS
HR	Benefits	Employee Portal Self-service	myBenefits- Benefits Enrollment	Nabors	On-premise	SaaS	NCS	NCM
HR	Benefits	401(k) Administration	BOL	Merrill Lynch	On-premise	PaaS	NCS	N/A	Includes KVS
HR	Benefits	RRSP/NRSP Administration	HCM - OAB		On-premise	SaaS	N/A	NCM
HR	Benefits	Benefits Reporting	HCM - OAB	Oracle	On-premise	SaaS	NCS	NCM

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
HR	Benefits	H&W Benefits Administration & Billing	HCM - OAB	Oracle	On-premise	SaaS	NCS	NCM
HR	Benefits	COBRA Administration		HCSC		PaaS	NCS	N/A
HR	Benefits	Leave of Absence Administration	HCM - OAB	Nabors	On-premise	SaaS	NCS	NCM
HR	Benefits	Qualified Administration Medical Support	HCM - OAB	Oracle	On-premise	SaaS	NCS	N/A
HR	Benefits	Benefit Vendor Files	HCM - OAB	Oracle	On-premise	SaaS	NCS	NCM
HR	Benefits	Benefit Call Center	CISCO Call Agent	Nabors	On-premise	PaaS	NCS	N/A
HR	Benefits	Benefits Vendor Management	Various Systems	Nabors	On-premise	PaaS	NCS	NCM
HR	Benefits	Claims management	HCM - OAB	Nabors	On-premise	SaaS	NCS	NCM

For workerscomp and unemployment, only claims relating events prior to the close date will be processed by Nabors. All new claims will not be processed by Nabors.

All medical and other benefits will be processed by Nabors until NCPS employees are moved to C&J benefits

HR	Performance Management	Goals Management	SuccessFactors(myGoals)- Goals	SAP	SaaS	SaaS	NCS	NCS	Services will end when C&J systems separation occurs (C&J version of the systems are cloned).
HR	Performance Management	Performance - Annual Appraisals Management	SuccessFactors - Appraisals (myAppraisals)	SAP	SaaS	SaaS	NCS	NCS	Services will end when C&J systems separation occurs (C&J version of the systems are cloned).
HR	Performance Management	Annual Compensation Management	SuccessFactors - Compensation	SAP	SaaS	SaaS	NCS	NCS	Services will end when C&J systems separation occurs (C&J version of the systems are cloned).
HR	Performance Management	Training tracking and management	myTraining	Nabors	On-premise	SaaS	NCPS	NPS

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
HR	Performance Management	Travel Management	myTravel	CWT	SaaS	SaaS	NCS	NCS
HR	Performance Management	Workforce Analytics	MicroStrategy	MicroStrategy	On-premise	N/A	N/A	N/A
Finance	Order to Cash	Customer Management — Master	AR	Oracle	On-premise	SaaS	NCPS	NCS/NCM
Finance	Order to Cash	Contract Management — Pricebooks	NFS	Nabors	On-premise	SaaS	NCPS	NPS
Finance	Order to Cash	Field Tickets - Online	NFS	Nabors	On-premise	SaaS	NCPS	NPS
Finance	Order to Cash	Field Tickets - Offline	NFS - Offline	Nabors	On-premise	SaaS	NCPS	NPS
Finance	AR	Sales Tax Setup	NFS	Nabors	On-premise	SaaS	NCS	NPS
Finance	AR	Invoice Recording	AR	Oracle	On-premise	SaaS	NCPS	NPS
Finance	AR	Customer Invoice to Cash	AR	Oracle	On-premise	SaaS	NCPS	NPS
Finance	AR	Collections Process	GetPaid	Sun Guard	On-premise	PaaS	NCPS	NCM
Finance	AR	AR Month End Closing	AR	Oracle	On-premise	SaaS	NCPS/NCS	NPS/NCS	NCS controls the period; NPS finalizes data for month
Finance	AR	Backoffice Reporting	EIS	Other	On-premise	SaaS	NCPS	NPS/NCM
Finance	AR	AR Analytics	MicroStrategy	MicroStrategy	On-premise	N/A	N/A	N/A
Finance	Inventory	Item Master Management - Inventory	Inventory	Oracle	On-premise	SaaS	NCS IT	N/A	Nabors NCS IT
Finance	Inventory	Transfer Creation and Receipt	Inventory	Oracle	On-premise	SaaS	NCPS	N/A
Finance	Inventory	WIP	Inventory	Oracle	On-premise	SaaS	NCPS	N/A
Finance	Inventory	Adjustments	Inventory	Oracle	On-premise	SaaS	NCPS	N/A	NCPS Accounting
Finance	Inventory	Month end physical count/system and reconciliation	Inventory/Spreadsheet	Oracle/Excel	On-premise	IaaS	NCPS	N/A	NCS Materials Management Field and Corp
Finance	AP	SOA Maintenance	SOA	Nabors	On-premise	SaaS	NCPS	NPS	SOA process will be contained within NCPS/NPS from Day 1
Finance	AP	Use Tax & GST Setup	NSG/Oracle	Nabors	On-premise	SaaS	NCS	NCS	NCS Tax
Finance	AP	Invoice Processing	AP	Oracle & myPayables	On-premise	SaaS	NCS/NCPS	NCS/NPS	NCS AP
Finance	AP	Supplier Payment Process	AP	Oracle	On-premise	SaaS	NCS	NCS	NCS AP
Finance	AP	Bank Statement Reconciliation	Cash Management	Oracle	On-premise	SaaS	NCPS	NCM/NCS
Finance	AP	Escheatment/Unclaimed Prop	AP	Oracle	On-premise	SaaS	NCS	NCS	NCS AP (StoneRiver Tracking Software)
Finance	AP	Credit Card/PCard Administration	myRequests	PNC/ComdataWebsite (NCPS), Diners Club and USBank (NPS)	On-premise	SaaS	NCS	NCS	NCS Travel (Activate/deactivate Cards, Limits)
Finance	AP	Credit Card/PCard Payment Processing	Oracle	PNC/ComdataWebsite (NCPS), Diners Club and USBank (NPS)	On-premise	SaaS	NCS	NCS	NCS AP

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
Finance	AP	1099 Reporting	AP	Oracle	On-premise	SaaS	NCS	NCS	NCS AP (1099-Pro Software)
Finance	AP	AP Month end closing	AP	Oracle	On-premise	SaaS	NCS	NCS
Finance	AP	Expense Report Self-Service	iExpense & myPayables	Nabors/Oracle	On-premise	SaaS	NCS/NCPS	NCS/NPS
Finance	AP	Audit of Expense Reports	AP	Oracle	On-premise	SaaS	NCS	NCS	per Nabors policies
Finance	AP	A/P analytics	AP	Oracle & EIS (no myBIT)	On-premise	SaaS	NCS	NCS
Finance	AP	Recurring Payments	AP	Oracle	On-premise	SaaS	NCS	NCS	Recurring payments such as leases, utilities, rents continued and supported
Finance	Assets	Drawings Management	Adept	On-premise	Synergis	N/A	N/A	N/A
Finance	Assets	Category Definitions	FA	On-premise	Oracle	SaaS	NCS	NCS	NCS FA
Finance	Assets	Asset Category Type, Make and Model Definition	myAssets	On-premise	Nabors	SaaS	NCS	NCS	NCS Purchasing (Catalog Team)
Finance	Assets	Maintenance Bill of Material	NSG	On-premise	Nabors	SaaS	NCS	NCS	NCS Purchasing & IT - We do not do anything tied to mBOM’s in system - only item master setup
Finance	Assets	AFE New/Update Request and Approval Management	myAFE	On-premise	Nabors	SaaS	NCPS	NPS	SOA process will be contained within NCPS/NPS from Day 1
Finance	Assets	AFE accounting cross validation and budget maintenance	AFE	On-premise	Oracle/Nabors	SaaS	NCS	NCS	NCS Accounting
Finance	Assets	Asset Creation, Transfer and Disposal	myAssets	On-premise	Nabors	SaaS	NCPS	NPS
Finance	Assets	Asset Physical/Cycle Counts	myAssets	On-premise	Nabors	SaaS	NCPS	NPS
Finance	Assets	Asset certification schedule and work order management	myAssets	On-premise	Nabors	SaaS	NCPS	NPS
Finance	Assets	Asset maintenance procedures and work order management	myAssets	On-premise	Nabors	SaaS	NCPS	NPS
Finance	Assets	Asset Depreciation	FA	On-premise	Oracle	SaaS	NCS	NCS	NCS FA
Finance	Assets	Asset Transfers & Intercompany Sales	FA	On-premise	Oracle	SaaS	NCS	NCS	NCS FA
Finance	Assets	Asset Retirement	FA	On-premise	Oracle	SaaS	NCS	NCS	NCS FA

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
Finance	Assets	Fixed Assets Corporate & Tax Books	FA	On-premise	Oracle	SaaS	NCS	NCS	NCS FA - existing books. Any new books setup as part of the integration services will be maintained part of TSA
Finance	Assets	Month end closing of FA Period	FA	On-premise	Oracle	SaaS	NCS	NCS	NCS FA
Finance	Assets	Data Extraction and Reporting	Oracle & EIS	On-premise	Other	SaaS	NCS/NCPS	NCS/NPS
Finance	Assets	Analytical reporting	myBIT (MicroStrategy)	On-premise	MicroStrategy	N/A	N/A	N/A
Finance	Reconciliation, Compliance and Reporting	P2P and SCM Analytical reporting	GL	On-premise	Oracle	SaaS	NCPS	NPS
Finance	Reconciliation, Compliance and Reporting	Chart of account management	GL (moving2015)to Hyperion	On-premise	Oracle	SaaS	NCS	NCS	NCS Accounting
Finance	Reconciliation, Compliance and Reporting	Cost Center Management (General Ledger)	Cost Center Table	On-premise	Oracle	SaaS	NCS	NCS	NCS FA and NCS Accounting
Finance	Reconciliation, Compliance and Reporting	Cost Center Delegations	myCostCenters	On-premise	Nabors	SaaS	NCPS	NPS
Finance	Reconciliation, Compliance and Reporting	Planning and Budget Management	GL	On-premise	Oracle	SaaS	NCPS/NCS	NPS/NCS/NCM
Finance	Reconciliation, Compliance and Reporting	Period Close Management (journal adjustments, reconciliation, processing allocation and periodic entries)	GL	On-premise	Oracle	SaaS	NCPS/NCS	NPS/NCS
Finance	Reconciliation, Compliance and Reporting	Cash reconciliation	Cash Management	On-premise	Oracle	SaaS	NCPS	NPS/NCM
Finance	Reconciliation, Compliance and Reporting	Creation, upload, validation, approvals and process of subledger journals	GL (moving2015)to Hyperion	On-premise	Oracle	SaaS	NCPS	NPS
Finance	Reconciliation, Compliance and Reporting	GTC Controls for export restrictions	GTC	SaaS	Other	SaaS	N/A	N/A
Finance	Reconciliation, Compliance and Reporting	Consolidation of Books/Ledger	GL (moving2015)to Hyperion	On-premise	Oracle	SaaS	NCS	NCS/NCM
Finance	Reconciliation, Compliance and Reporting	SEC reporting (generating Blue book reports - FSG)	Oracle & EIS	On-premise	Other	SaaS	NCPS	NCM

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
Finance	Reconciliation, Compliance and Reporting	Back office data extraction and reporting	myBIT (MicroStrategy)	On-premise	MicroStrategy	N/A	N/A	N/A
Finance	Tax	Income Tax Provision	Onesource Tax	Thomson Reuters		PaaS	NCS	NCS	NCS Tax
Finance	Tax	2015 Property Tax Renditions- gather information and send to 3rd party consultant	N/A	N/A		PaaS	NCS	NPS	NCS Tax
Finance	Tax	Income Tax Returns	Onesource Tax	Thomson Reuters		PaaS	NCS	NCS	NCS Tax
Finance	Tax	Income Tax Payments	N/A	N/A		PaaS	NCS	NCS	NCS Tax
Finance	Tax	Sales & Use Tax Returns	GL/NFS	Nabors		PaaS	NCS	NPS	NCS Tax
Finance	Tax	Quarterly State Fuel Tax Return	Comdata/AP	Nabors		PaaS	NCS	NPS	NCS Tax
Finance	Tax	Property Tax Payments	N/A	N/A		PaaS	NCS	NCS	NCS Tax
Finance	Tax	Deferred taxes, prepaid taxes, and income tax payables - TPRF	N/A	N/A		PaaS	NCS	NCS	NCS Tax
Procurement	Purchase Order, Invoice, and MasterVendor	Purchase Requisitions	myPurchasing	Nabors	On-premise	SaaS	NCSP	NPS
Procurement	Purchase Order, Invoice, and MasterVendor	Purchase Requisitions Created by Suppliers in NSG	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Vendor Services setup of access for vendors. Vendor creates - Most are shared with other BU’s.
Procurement	Purchase Order, Invoice, and MasterVendor	Requisition Approvals	myPurchasing	Nabors	On-premise	SaaS	NCPS	NPS	NCPS & NPS
Procurement	Purchase Order, Invoice, and MasterVendor	Purchase Orders Create, Change and Issue	myPurchasing	Nabors	On-premise	SaaS	NCPS	NPS	NCS buyers will be moved to NCPS pre close
Procurement	Purchase Order, Invoice, and MasterVendor	RFQ Creation	myPurchasing	Nabors	On-premise	SaaS	NCPS	NPS	NCS buyers will be moved to NCPS pre close
Procurement	Purchase Order, Invoice, and MasterVendor	Sales Quote Creation	NSG/myPurchasing	Nabors	On-premise	SaaS	NCS / NCPS	NPS/NCS	Buyer or Vendor can create - all non-catalog pricing on a best-effort basis
Procurement	Purchase Order, Invoice, and MasterVendor	Change Orders Created by Vendors (SIR’s)	NSG	Nabors	On-premise	SaaS	NCS	NPS/NCS	Vendors create SIR and buyer approves. Vendor access and maintenance managed by NCS purchasing (Vendor Services)
Procurement	Purchase Order, Invoice, and MasterVendor	Purchase Orders Approvals	PO	Oracle	On-premise	SaaS	NCPS	NCPS	NCS buyers will be moved to NCPS pre close

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
Procurement	Purchase Order, Invoice, and MasterVendor	Purchase Order Distributed to Vendor	Email/Fax/NSG/B2B	Nabors	On-premise	SaaS	NCS	NCS	Approved PO’s auto sent to vendors based on Oracle and NSG vendor setup
Procurement	Purchase Order, Invoice, and MasterVendor	Goods Receiving Entry Process	myPurchasing	Nabors	On-premise	SaaS	NCPS/	NPS	NCS buyers will be moved to NCPS pre close
Procurement	Purchase Order, Invoice, and MasterVendor	Goods receiving entry process Inventory first and second step	Oracle Inventory	Oracle	On-premise	SaaS	NCPS	N/A	NCS buyers will be moved to NCPS pre close
Procurement	Purchase Order, Invoice, and MasterVendor	ASN and ASN B2B	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing and NCS IT Setup and maintenance. Most vendors shared with other Nabors BU
Procurement	Purchase Order, Invoice, and MasterVendor	Goods Receipt Entry - B2B			On-premise	SaaS	NCS	NCS	NCS Purchasing and NCS IT setup and maintenance. Vendor creates - Most are shared vendors with other Nabors BU’s
Procurement	Purchase Order, Invoice, and MasterVendor	Goods Return/Creation	myPurchasing and Oracle Inventory	Nabors/Oracle	On-premise	SaaS	NCPS	NPS	NCS buyers will be moved to NCPS pre close
Procurement	Purchase Order, Invoice, and MasterVendor	Invoice Entry Self-Service - Nabors	myPayables	Nabors	On-premise	SaaS	NCSP/NCS	NPS/NCS
Procurement	Purchase Order, Invoice, and MasterVendor	Invoice Entry Self-Service - Suppliers	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing setup and management of vendor access
Procurement	Purchase Order, Invoice, and MasterVendor	Invoice Entry - B2B Process	myPayables and Oracle	Nabors/Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing and NCS IT setup and maintenance. Vendor creates - Most are shared vendors with other Nabors BU’s
Procurement	Purchase Order, Invoice, and MasterVendor	Supplier File Room	myFileRoom (DocLoc)	Other	On-premise	SaaS	N/A	N/A	AP
Procurement	Purchase Order, Invoice, and MasterVendor	Vendor Maintenance	AP	Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing (Vendor Services)
Procurement	Purchase Order, Invoice, and MasterVendor	Vendor On Boarding Request Creation	myRequests	Nabors	On-premise	SaaS	NCPS	NPS	MyRequest process for vendor add

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
Procurement	Purchase Order, Invoice, and MasterVendor	Vendor On Boarding Request Approval	myRequests	Nabors	On-premise	SaaS	NCS	NCS	NCS purchasing and IT maintains approval tables. Not split out by Business Unit
Procurement	Purchase Order, Invoice, and MasterVendor	Vendor On Boarding New Setup	AP	Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Vendor Maintenance for NSG	NSG		On-premise	SaaS	NCS	NCS	NCS Purchasing (Vendor Services)
Procurement	Purchase Order, Invoice, and MasterVendor	Ship To Creation and Maintenance	PO	Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Bill To Creation and Maintenance	PO	Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Work Group Maintenance Creation and	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Bill To Defaults	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Purchasing Close	PO	Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing Tied to All Nabors BU’s
Procurement	Purchase Order, Invoice, and MasterVendor	Inventory Close	PO	Oracle	On-premise	SaaS	NCS	NCS	NCS Purchasing Tied to All Nabors BU’s
Procurement	Purchase Order, Invoice, and MasterVendor	Item Master NSG and Oracle Creation and Maintenance	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Catalog Creation and Maintenance	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing - Catalog price files maintained and updated.
Procurement	Purchase Order, Invoice, and MasterVendor	MSA Management	myRequests	Nabors	On-premise	SaaS	NCPS	NPS	Part of On Boarding process and contact management handled manually. After close, for the new NCPS only vendors, no MSA will be setup by Nabors. Will be setup as vendor using PO terms and conditions.

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
Procurement	Purchase Order, Invoice, and MasterVendor	Setup Standard Notes	myPurchasing	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing - Form not split out by Org or Business Unit
Procurement	Purchase Order, Invoice, and MasterVendor	Call Center	Cisco	Cisco	On-premise	PaaS	NCS	NCS	NCS Purchasing
Procurement	Purchase Order, Invoice, and MasterVendor	Expedite Notification Setup	NSG	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing - Form not split out by Org or business Unit
Procurement	Purchase Order, Invoice, and MasterVendor	Setup Reason Codes	myPurchasing	Nabors	On-premise	SaaS	NCS	NCS	NCS Purchasing - Form not split out by Org or business Unit
Procurement	Purchase Order, Invoice, and MasterVendor	ComData, PNC P-Card B2B Process	B2B Process	Nabors	On-premise	SaaS	NCS	N/A	B2B Process interfaces with ComData and Nabors HR, Fixed Assets and Payables (NCS IT, NCS AP, NCS Purchasing), Approvals and overrides for ComData, PNC
Procurement	MSA	Rebates and Discounts	AP	Oracle			NCS		Discounts and rebates for NCPS credit of shared contracts will continue to be processed based on the practices prior to the close until the physical separation of the systems or processes.
Procurement	Purchase Order, Invoice, and MasterVendor	Standard and ad-hoc Reporting	myPurchasing and Oracle (no myBIT)	Nabors/Oracle	On-premise	SaaS	NCS	NCS	Standard procurement reporting and ad-hoc reports, including procurement KPIs
QHSE	HSE	Safety Observation Cards	myHSE-SOC	Nabors	On-premise	SaaS	N/A	N/A	Moving to C&J Systems. Access to history
QHSE	HSE	Bulletin creation, approvals and acknowledgement	myHSE-Bulletins	Nabors	On-premise	SaaS	N/A	N/A	Moving to C&J Systems. Access to history

Function	Category	Description	NBR System/ Solution	Vendor	Type	NCS IT Services	Provider of service to NCPS	Provider of service to NPS	Notes
QHSE	HSE	Near Miss creation and tracking	myHSE-Near Miss	Nabors	On-premise	SaaS	N/A	N/A	Moving to C&J Systems. Access to history
QHSE	HSE	Incident creation and interface	myHSE-Incidents	Nabors	On-premise	SaaS	N/A	N/A	Moving to C&J Systems. Access to history
QHSE	HSE	Incident Investigation Tracking	Desktop Apps	Other	On-premise	SaaS	N/A	N/A	Moving to C&J Systems. Access to history
QHSE	HSE	Incident Claims mgmt. and reporting	ICE	Fara/York	BPO	IaaS	N/A	N/A	Moving to C&J Systems. Access to history
QHSE	HSE	Analytical reporting	myBIT (MicroStrategy)	MicroStrategy	On-premise	N/A	N/A	N/A
QHSE	HSE	Training	myTraining	Nabors	On-premise	SaaS	N/A	N/A	Moving to C&J Systems. Access to history
Maint	Diagnostic	Caterpillar diagnostic	Nexiq Pro-Link Engines IQ for CAT	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Detroit Diesel diagnostic	DDEC	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Alison Transmission diagnostic	Universal Allison DOC	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Cummins diagnostic	Cummins InSite	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Canrig Mud diagnostic	Allen-Bradley Software PLC	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Tractor-trailer ABS diagnostic	Bendix Acom Diagnostics	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Tractor-trailer ABS diagnostic	Meritor Wabco	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS
Maint	Diagnostic	Mack diagnostic	Volvo/Macktool Premium Tech	Other	On-premise	Sourcing	N/A	N/A	Managed and supported within NCPS

Schedule B

Facilities

Function	Item/Process	Description	Duration Post- Close	Notes	Estimated Monthly Cost
Facilities	Victoria, TX	Lessor: Nabors Drilling USA, LP Lessee: Nabors Completion & Production Services Co. Address: 6204 Highway 59N, Victoria, Texas	Month-to Month but no later than 12/31/15	NCPS will sublease the 20 acre production services yard from NDUSA on a month to month basis, with thirty days’ notice required for termination of the sublease	$6,800

Facilities	Altius Centre, Canada	Lessor: Nabors Drilling Canada, Ltd. Lessee: Nabors Production Services, Ltd. Address: 500 - 4th Avenue SW, Calgary, Alberta, Canada	Month-to Month but no later than 12/31/15	NPS will sublease 6 offices from NDCL on a month to month basis, with thirty days’ notice required for termination of the sublease	CDN $8,944 (plus CDN $1,650 for parking)

Facilities	Altius Centre, Canada	Lessor: Nabors Drilling Canada, Ltd. Lessee: Abandonrite, a division of Nabors Production Services, Ltd. Address: 500 - 4th Avenue SW, Calgary, Alberta, Canada	Month-to Month but no later than 12/31/15	Abandonrite, a division of NPS, will sublease 15 offices from NDCL on a month to month basis, with thirty days’ notice required for termination of the sublease	CDN $22,350 (plus CDN $1,100 for parking)

Facilities	Grand Prairie, Canada	Lessor: Nabors Drilling Canada, Ltd. Lessee: Nabors Production Services, Ltd. Address: 8801 - 99th Street, Clairmont, Grand Prairie, Canada	Month-to Month but no later than 12/31/15	NPS will sublease a workshop from NDCL on a month to month basis, with thirty days’ notice required for termination of the sublease	CDN $25,025

Function	Item/Process	Description	Duration Post- Close	Notes	Estimated Monthly Cost
Facilities	Grand Prairie, Canada	Lessor: Nabors Drilling Canada, Ltd. Lessee: Nabors Production Services, Ltd. Address: 8601 - 99th Street, Clairmont, Grand Prairie, Canada	Month-to Month but no later than 12/31/15	NPS will sublease yardspace from NDCL on a month to month basis, with thirty days’ notice required for termination of the sublease	CDN $1,627.50

Schedule C

Benefits Transition

Employee Benefit Plan Name	Expected Duration

Nabors Industries Inc. Comprehensive Welfare Benefits Plan (all applicable welfare benefits provided thereunder):

•      Blue Cross/Blue Shield - medical, prescription drug and dental

•      Kaiser Permanente (fully funded HMO — California)

•      United Healthcare vision plan

•      Basic life insurance

•      Basic accidental death & dismemberment (AD&D)

•      Optional life insurance (employee and dependent)

•      Optional accidental death & dismemberment (AD&D) (employee and dependent)

•      Long-term disability

•      Short-term disability

•      Business Travel Accident (BTA); Ace American Insurance

•      Flexible Spending Account (Healthcare and Dependent Care FSA)/Bank of America

•      Employee Assistance Plan

The last day of the quarter following the quarter in which the closing date occurs.

Nabors 401(k) Plan	The last day of the quarter following the quarter in which the closing date occurs.

Leave of Absence (FMLA, etc)	The last day of the quarter following the quarter in which the closing date occurs.

Employee Benefit Plan Name	Expected Duration
Policy 300.40.2 (Vacation) of the Nabors Industries, Inc. Human Resources Policies and Procedures Manual, with effective date January 1, 2009	The last day of the quarter following the quarter in which the closing date occurs.

Index No. NCPS 21.0 of the Nabors Completion & Production Services Co. Human Resources Policies and Procedures Manual	The last day of the quarter following the quarter in which the closing date occurs.

[Paid-Time Off Policy (including sick leave)]	The last day of the quarter following the quarter in which the closing date occurs.

Schedule D

Navy IT Security Policies

NABORS INDUSTRIES, INC. HUMAN RESOURCES POLICIES AND PROCEDURES MANUAL

SUBJECT	SECTION — MISCELLANEOUS	NUMBER — 300.80.1
INFORMATION TECHNOLOGY	EFFECTIVE DATE - January 1, 2002	SUPERSEDES ISSUE DATED - May 1, 1999

POLICY

The Information Technology {IT} computing resources and networks are the sole and exclusive property of the company and have become an integral part of the Company’s business operations. In order to ensure that these computing resources and networks are used in a responsible manner and in the best interests of the Company, all employees are required to comply with the following procedure.

PROCEDURE

1.        Introduction

The purpose of this policy is to set forth the procedure that has been developed to ensure effective and appropriate use of computing resources and network services. Computing resources include software and hardware related to personal computers, printers, scanners, servers, and the AS 400. The Networks include both the Local Area Networks (LAN’s) and the Wide Area Network (WAN), which is a data and voice communication internet of local area networks (LANs) located in various offices of Nabors subsidiary company offices around the world. These WAN and LANs that are sometimes referred to as Nabors Network (NABNET) are connected to the World Wide Web (the Internet).

2.        User Accounts

User accounts are required to access any of the computer resources and/or networks at all times. Each user account is identified by a unique account name (“User ID”). Separate User IDs may be required for different computer resources and networks.

A.                  Eligibility for User Accounts

All Nabors employees are eligible for a user account with approval from their Supervisor/Manager. Guest user accounts are available for people who have a business reason for having one.

B.                  Obtaining a User Account

Requests by Nabors employees and guests for User accounts must be made through the IT Helpdesk using the User Security Form [See HR Policy Manual / HR Forms or Nabors Net / HR Forms]. The information on the User Security Form enables IT to establish and customize each employee’s computing profile, including e-mail, access to administrative records, and other computing resources. The User Security Form must be approved by the employee’s or guest’s Supervisor/Manager. To verify the activation of the user account, the employee or guest should contact the IT Helpdesk. Once an employee’s user account is activated, it remains active as long as the user is employed by a Nabors subsidiary.

Guest user account requests must specify an expiration date that cannot be longer than 90 days from the user account activation date.

C.                  Use of User Accounts

User Accounts are provided for file storage, printing, electronic mail, Internet access, and for activities related to the Company’s business. Each account represents an allocation of a scarce computing resource and as such is monitored by IT systems administrators for appropriate use. User accounts may be revoked if:

•                  the account is found to have been used for activities that violate any portion of this Policy, or

•                  the owner of the account has been found violating any portion of this Policy, or

•                  the owner of the account is no longer employed by Nabors.

Activation of a user account constitutes an agreement that the user understands and will abide by all policies and procedures regarding the use of computing resources and networks.

D.                  Sharing User Accounts

Each user account is assigned for the sole use of a single user. Sharing of accounts is prohibited. The user for whom the account was created is responsible for the security of the account and all actions associated with the use of the account. Each user account has only one authorized user. If users wish to share information or otherwise collaborate in a group, they must use appropriate network file permissions combined with appropriate group membership.

E.                   Deactivation and Deletion of User Accounts

Active user accounts are deactivated prior to deletion. The inactive state is an intermediate step between an active user account and a deleted user account. In the inactive state, access is denied to the user and electronic mail addressed to the account is returned to the sender. Files may be archived and deleted upon request of the department manager. An account may be changed to the active state from the inactive state up to the time the account is deleted. When an account is deleted, all files in the user’s directory are either deleted or moved. Electronic mail sent to the user will then be rejected.

F.                    Restriction of User Accounts

User account may also be temporarily restricted. There are a number of reasons why this may occur ranging from misuse of computing resources or networks to the detection of a virus on the local computer. If the user account has been restricted, upon attempting to log in, the user may see a short message to the effect of “Please see the System Administrator”, “Please contact the Help Desk” or “Unable to Access Network Resources”. The user either may not be permitted to login to the network or, if logged in, may be disconnected from the network.

G.                  Determining User Account Misuse

Users are often the first to detect unauthorized use of their account. If this occurs, users must notify the IT Systems Administrator immediately or contact the IT Helpdesk.

3.        Security

A.                  Selecting a User Account Password

The most vulnerable part of any computer system may be the user account password. Any computer system, regardless of what security systems are in place, can be exploited by intruders who can gain access by guessing a password or learning the password from the user. It is important that users select a password that is hard to guess and not share the password with ANYONE. In addition, the user should not write down the password on a sheet of paper or a sticky note and store in the desk drawer. Passwords should be alpha numeric including both letters and numbers. Passwords should also use at least one special character such as “!@#$%^&*”.

B.                  Changing A Password

It is the responsibility of the user to change the password periodically. Changing the password ensures that if another individual obtains a password the period of exposure will be limited. The system will prompt the user to change the password every 4 to 6 weeks. Users who forget their account passwords must call the IT Help Desk to obtain a new one. IT Help Desk personnel will verify your identity prior to resetting your passwords.

C.                  Sharing and Protecting Data

Network user accounts are created to provide access to all files and directories (folders) and services within a department. An individual or the department manager must request that the IT Help Desk restrict access to protected files or directories housed on the network. User and administrative security of various networks/systems are controlled by their respective System Administrators.

4.        Network Printers

Network printers are an efficient way to utilize print resources. In many cases a large network class printer can serve many users effectively. In some cases it may be more appropriate to utilize a personal printer. This decision must be made by the user in conjunction with his or her manager.

IT provides networked laser printers in many offices, in the print/copy rooms and other central locations. When several print jobs are submitted to a shared printer at one time, or if the shared printer is temporarily out of service due to a low toner or a paper misfeed, the print jobs are stored in a print queue until the printer is made available.

Paper and toner should be purchased, monitored, and installed in the printers by individual departments/groups. Printer malfunctions should be reported to the IT Help Desk.

Abuse of network printer resources is a violation of IT policy. Examples of user abuse of network printer resources include:

•                  attempting to print on any media which the printer is not designed to use;

•                  any activity which could harm the printer, print server or network;

•                  any activity which would deny the service of the printer to other users

•                  removal or movement of the network printer.

5.        Rights and Responsibilities Associated With User Accounts, Computing Resources and Printing Resources

User accounts on a network host provides access to applications and files on the network and printers connected to the network. Internet access provides access to resources on the World Wide Web. IT computing resources are shared by all Nabors employees on a fair and equitable basis. It is the responsibility of IT not only to provide these computing resources but also to ensure that the rights of users are not infringed upon by the abuse of other users. IT utilizes every means available to detect abuse of computing resources. Penalties for abuse of IT computing resources such as personal computers, printers, software, network resources include temporary and permanent restriction of network privileges, employment termination, and in extreme cases criminal prosecution. The following are examples of the types of abuse that are not tolerated

A.                  Violation of Laws

Any usage of computing resources or networks for an activity that violates any local, state or federal regulation is prohibited even though that activity may not be explicitly referred to in this document.

B.                  Theft and Vandalism of computing resources

C.                  Writing, downloading or knowingly proliferating worms and viruses

D.                  Storing files on the network that are not for business purposes

All data must be stored on the Network. Directories on the IT Network are backed up every day of the workweek. Only changes will be backed up on Mondays through Thursdays. A complete backup is done on Friday. IT backs up disk data on all servers including the IBM AS/400 and HP servers every day of the workweek. All backups are kept in a safe location off-site for a period of 28 days. This backup strategy may change as the applicable technology improves.

IT does not permit storage of data on the local hard drives (C: or D:). Local hard drives on the individual machines are not backed up and consequently data may be lost if a computer crashes. Computers are reformatted when needed, in which case all the information on the local drives will be lost. The IT Department is not responsible for any data loss associated with a local drive or storage unit.

E.                   Reading, copying or deleting a file on the network without permission from the owner

The ability to read, alter, copy or delete a file belonging to another user does not imply permission to read, alter, copy or delete that file. Users must not read, alter, copy or delete a file on the AS/400 unless it pertains to their daily responsibilities.

F.                    Password protecting documents on the network or PC workstation.

Password protected files cannot be scanned for viruses. Password protected documents will be deleted without notice. If a user requires additional security for a document, a request for assistance should be submitted to the IT Help Desk

G.                  Transferring Files to or from different locations on the network.

Transferring files to or from different locations on the network and/or Internet, in particular, transferring files which contain offensive material, information for financial gain, or monetary or sexual solicitations is prohibited. Users must not back up their PCs onto the IT Network or copy/load any executables or games or screen-savers or audio/video clips onto any network drive. Executables consist of any files with EXE, VBS, COM, DLL, or SYS extensions. Restrictions pertaining to the duplication of copyrighted materials also apply.

H.                 Installing and/or Playing Electronic Games on Nabors Computers

Electronic games waste CPU cycles and network bandwidth and in some cases have detrimental effects on computer systems.

I.                      Unauthorized Use of Computing Resources

Users must have an active IT Network account to use the IT computing resources.

J.                      Breaking Into Accounts

Breaking into accounts includes, but is not limited to, gaining access to a user’s account while the user is away from a terminal or a workstation or efforts to determine another user’s password by closely watching a login. If an employee finds a user logged on to the network and that user cannot be located the employee should log out the user’s computer immediately. The employee should not tamper with any programs or data files in the user’s directory.

K.                 Cracking or Attempting to Crack Passwords

Cracking of passwords includes storing or transferring encrypted or unencrypted password information and writing, transferring, compiling, storing or running programs designed to guess passwords or otherwise gain unauthorized access to user or system accounts or passwords. It also includes programs or techniques designed to trick users into divulging their password.

L.                   Sharing of Accounts between Users

Sharing of accounts between users includes attempting to impersonate another user or conceal an identity when sending e-mail or posting to news groups.

M.               Accessing Information in Others User’s Home Directory

Other user’s files should not be accessed even if the files are readable and/or writable.

N.                  Unauthorized Modification of Files

Modification of files includes writing or modifying files, which have file permissions set to allow modification or writing. This also includes creating new files, renaming, or deleting existing files in directories which may have directory permissions set to allow creation or modification of files.

O.                  Unauthorized Broadcast Messages

Unauthorized broadcast messages include messages that contain profanity or abuse another user.

P.                    Using Computing Resources For PERSONAL Monetary Gain

Q.                  Infringing on Licensing and Copyrights

IT provides access to a suite of supported software applications on host computers and on Network connected computers. Most software packages and applications are licensed and/or copyrighted. Various licensing arrangements have been negotiated to provide this software. In some cases, IT has purchased a copy of the software for each machine while in other cases, software packages have “floating node” licenses that limit the number of concurrent users. Licensed software and documentation may not be copied unless the license explicitly states that it may be. Copying software to diskette or any other media or to an unauthorized computer is a violation of IT policy and of various state and federal laws and is prohibited by Nabors. If a user suspects that he or she might be utilizing illegally obtained software he or she must report the suspicion to his or her manager immediately. Managers must obtain legal copies of the software prior to usage.

All employees should to be aware of how intellectual property laws, regulations, and policies apply to the electronic environment and respect the property of others. Any copyright infringement is prohibited.

R.                  Disrupting or Degrading Service

In a large integrated computer network that is shared by a large number of users, such as the Company’s network, many services depend upon distributed computing resources and often upon other network services. These resources include servers, printers, workstations, and the network infrastructure (hubs, switches, routers, cabling system). These resources function in a cooperative manner to provide the variety of network services enjoyed by our many users. It is often difficult to ascertain what impact the disruption or degradation of a computing resource or a network service may have on other network users. IT reserves the right to terminate any process or break any network connection that it determines is adversely affecting the system or the rights of other users.

The following is a list of user behavior that may cause disruption or degradation of service:

•                  improperly turning a machine off;

•                  unplugging the network connection for a machine while it is on;

•                  modifying or reconfiguring the software, operating system or hardware of a computer or network facility without permission of the IT department or administrative unit that is in charge of the machine. Other users of the computer and the technicians who support it, are expecting to find it set up exactly the way it was left.

•                  attempting to use more resources than the machine can handle (i.e. running a large number of I/O or computationally intensive applications, like opening large Excel spreadsheets);

•                  excessive printing on networked printers, using excessive disk space, or otherwise degrading system performance by monopolizing shared resources;

•                  running programs which lock the screen or keyboard (exceptions to this are System Administrators or other IT personnel working on systems related programs and machines located in offices with the approval of the office occupant);

•                  sending excessive email;

•                  transmitting, receiving, or forwarding of chain letters/e-mails which consist of jokes, hoaxes, poems, images, pornography, stories or ASCI art of a non-business nature.

S.                    Excessive Central Processing Usage

The machines on the IT network represent an enormous amount of processing power. It is tempting for users to attempt to run programs on as many machines as possible to decrease the total turnaround time of the job. However, running jobs on remote machines can have a serious impact on the interactive performance of the machine. This could render the machine virtually unusable to anyone else. This problem is even more acute if the offending program performs a large amount of I/O, bogging down the network and the file servers. In general, using multiple remote machines for running computational programs is prohibited. If a user has a large computational problem they should contact the Systems Administrator to work out a plan before running the program.

T.                   Exceeding Disk Quotas

All Banyan and Microsoft Windows NT/2000 accounts are created with a disk quota that limits the amount of disk space a user can access. Once disk quotas have been met, the user will be notified by the IT Department. Under these circumstances the user must reduce the amount of data on the space or arrange for increased disk space. Disk quotas limits are enforced on the IT Network. Failure to reduce your file storage below your quota within a reasonable period of time may result in the deactivation of your account and e-mail address and the removal of your files.

IT provides a temporary directory when users have a temporary need for disk space in excess of the quota. Files in this directory are automatically removed after seven days. Users requiring additional disk space on a permanent basis should submit a request to the IT Help Desk. The IT Network Manager must approve all requests for additional space.

U.                  Misuse of Electronic Mail and Internet

All users who have access to the Banyan and/or Microsoft NT/2000 Network will automatically have access to e-mail. Users are encouraged to read their e-mail regularly and file mail items they wish to keep in their home directory. Other items should be deleted. Unread mail takes up space in the system queues. If the mail files in all the folders exceed over 150 messages the user will no longer be able to receive or send e-mails. In such cases, the user will be notified of all the mail that was returned. In addition, there is an 8MB limit on the size of an e-mail message (including attachments). Employees who need to send large files to other users should split the mail into multiple e-mails.

The Internet is an information retrieval system that incorporates the use of hypertext links and makes extensive use of text integrated with imagery, video and audio data. Internet access is available only for certain users, authorized by Department Managers and IT. IT operates an Intranet Server, which is referred to as NaborsNet (http://NaborsNet). The NaborsNet Web Page provides links to departmental web pages.

Electronic mail (e-mail) is covered under the Electronic Communications Privacy Act of 1986. Misuse of electronic mail and internet includes sending any type of message that the sender would be unwilling to sign. (i.e. obscene, or otherwise abusive messages.) This act provides for prosecution of individuals found surreptitiously capturing, reading or altering another’s e-mail without permission. Do not e-mail any message you would not be willing to sign and put in the mail.

Misuse of electronic mail and internet also includes any attempt to forge an e-mail message is considered an abuse of network privileges. If a user receives mail that could have been forged, the e-mail should be confirmed with the supposed sender. If it is determined that the e-mail is a forgery, contact the IT systems administrator or the IT Help Desk at 281775-8559. A complete copy of the message should be saved for further investigation.

Misuse of electronic mail and internet also includes the sending of chain letters which are a violation of U.S. Postal regulations and are considered a serious violation of IT network policies.

Misuse of electronic mail and internet also includes:

•                  Transmitting, retrieving or storing any communications of a discriminatory, harassing, or of a sexually explicit, abusive, profane or offensive nature.

•                  Creating messages with derogatory or inflammatory remarks about an individual’s race, age, disability, religion, national origin, physical attributes or sexual preference.

•                  Any purpose which is illegal, against Company policy or contrary to the Company’s best interest.

•                  Solicitation of non-Company business or for any purpose intended for personal gain.

•                  Transmitting, receiving, or forwarding of chain letters which consist of jokes, poems, images, pornography, stories or ASCI art of a non- business nature.

•                  Unauthorized mass mailings, which are prohibited. An example of an unauthorized mass mailing is using a mail client’s address book or a directory service to send SPAM e-mail to every user listed there.

The Company routinely monitors usage patterns of its E-mail communications. The reasons for this monitoring include cost analysis/allocation and the management of the Company’s gateway to the Internet. All messages created, sent, or retrieved over the E-mail System and Internet are the property of the Company and should be considered public information. The Company reserves the right to access and monitor all messages and files on the Company’s E-mail and Internet system. Employees should not assume electronic communications are totally private and should transmit highly confidential data in other ways. Cases of email abuse will be referred to individual’s department heads.

E-mails are for business purposes only. Nabors reserves the right to monitor all incoming and outgoing emails and Internet traffic for content and/or violations of policy. There is no private email within the Nabors Corporate Network.

V.                  Misuse of News/Bulletin Boards

Misuse of News/Bulletin Boards includes postings deemed obscene, inflammatory, or otherwise abusive. Misuse of News/Bulletin Boards also includes posting a message that a user would not be willing to tell someone face to face. Any attempt to forge a news posting is prohibited.

W.               Unauthorized Connection to the Network

Only IT personnel and IT authorized personnel may connect their personal PCs to the IT Network. Employees and/or Contractors may not bring their personal computers into the Nabors environment and connect them to the Nabors Corporate network under any circumstances. Nabors will not add network cards or software to those computers. In the event that network access is critical for this contractor the department manager must purchase a computer that follows the company specifications which may be connected to the network.

X.                  Unauthorized Installation of Software /Hardware to the Network

IT provides general purpose and office productive software on all the computers and installs approved applications at the request of various departments. Only IT Personnel and IT authorized personnel are allowed to install software on any Company’s computers.  With the exception of IT and personnel and IT authorized personnel, no employee may modify and/or install hardware (example, adding or removing memory, installing a larger hard drive or sound card, etc.) on any company PC. Employees should request IT Help Desk at 281-775-8559 to request installation of any software.

Y.                  Providing Access to your Computers using Modems

Under no circumstances are Users with modems and communications software (Ex: ProComm) on their computers allowed to keep their computers in ‘Receive (Host) Mode’, which allows access to intruders.

6.        System Administration’s Responsibilities

IT personnel are held to a higher standard than other users because they have the capability and responsibility to maintain system integrity. On host systems such as the IBM AS/400, HP, the Banyan Network and Microsoft Windows NT/2000, System Administrators and other IT personnel possess access rights which allow them to read, write, or execute any file on the system. System Administrators are entrusted with the security and privacy of all data on the network. As such, confidentiality will always be maintained.

A.                  Privacy and Confidentiality

IT Personnel are required to protect the confidentiality and integrity of the users private information and other company specific information including but not limited to System Passwords, IP Addresses, security configuration, specific hardware/software configuration during and after their employment with Nabors.

B.                  Liability

Every effort is made to safeguard data stored on computers, however, IT Systems Administrators are not liable for any loss of data or loss of service on the IT network.

C.                  Investigation of Policy Violations

IT System Administrators are charged with investigating policy violations and suspected abuse of computing resources and information (files, e-mails, etc.) on the network. During such investigations, System Administrators may inspect program and data files and monitor network traffic.

7.        Enforcement

A.                  Temporary Restriction

Access to a user’s account may be temporarily restricted for a number of reasons, including:

•      maintenance or servicing of the network;

•                  dissemination of information before continued use of an account;

•      investigation of policy violations or suspected abuse of resource.

Temporary access restrictions are intended to be short term and usually require the user to contact the appropriate System Administrator for reactivation. The investigation of network policy violations may require a number of potentially affected accounts to be temporarily restricted. A user of an account may not necessarily be the subject of the investigation. For example, it may be suspected that the user’s password has been broken by a third party.

B.                  Permanent  Restriction

If it is determined that a user’s policy violations are so serious that continued use of the IT network would infringe upon the rights or security of other users, or affect the well-being of the Company, the user’s account will be permanently restricted. The President of the Company and Chief Information Officer must approve activation of permanent access restrictions.

C.                  Prosecution

Users accused of severe abuse may be referred to your Company President and Chief Information Officer for further action or to the appropriate law enforcement agency.

D.                  Non-Employees and Recovery of Costs

Non-employees accused of severe abuse will be referred to local law enforcement officials. If expenses are incurred during unauthorized use (i.e. paper, printer supplies, etc.), IT reserves the right to pursue full reimbursement of those costs from the individual.

8.        Reporting Procedures

A.                  Suspicious Activity

Users should watch for any suspicious activity involving computer equipment and report it to the IT Help Desk and/or building security immediately.

B.                  Theft and Vandalism

Theft and vandalism of computer equipment should be reported immediately to the IT Help Desk. Nothing at the scene of the theft or vandalism including hardware, software and data should be disturbed in order to prevent the destruction of potential evidence.

C.                  Electronic Security

Users who suspect that the security of their account has been breached should notify the IT Help Desk as soon as possible. The IT Help Desk will alert the System Administrator.

D.                  Notification of Remote System Administrators

Violation of policies on a remote system requires the notification of the remote System Administrator who will notify IT Networking Services via the IT Help Desk to advise them of the situation.

E.                   Inoperative and malfunctioning Equipment

Inoperative or malfunctioning computer equipment should be reported to the IT Help Desk. Problems associated with a remote login, or accessing the IT network from other offices should also be reported to the IT Help Desk After normal working hours, these calls are forwarded to the IT Night Operator.  Network support personnel are on call after hours and on weekends and holidays.

F.                    Software Problems

Software problems should be reported to the IT Help Desk.

G.                  Recovery of Deleted Files

All files on the IT Network are backed up daily. To request restoration of deleted files, users should contact IT Network Services through the IT Help Desk and provide the following information:

•                  exactly which file(s) need to be restored; including the directory in which the files were located (i.e. Proposal.XLS file under K:\Users\Scv directory);

•                  the date and time the file(s) were created;

•                  the date and time the file(s) were last modified;

•                  the date and time the file(s) were deleted.

If located on tape, the files will be restored and placed in a directory named RESTORED. It is the responsibility of the user to move these files to their appropriate place and delete the RESTORED directory. Files which are restricted under IT network policies will not be restored.

H.                 Identifying IT Personnel

All IT personnel must wear picture ID provided by the department during working hours. This ID must be visible to all employees during working hours.

I.                      Unauthorized Users

If an employee who does not have an active account is found using IT computing resources, their individual department head will be notified.